Exhibit 12.1

Atlantic Coast Airlines Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

						Three Months Ended
	Years Ended December 31,					March 31,
	1999	2000	2001	2002	2003	2003	2004
Earnings:
Income before taxes	$47,475	$22,812	$56,835	$64,425	$135,250	$3,383	$5,941
Less: Capitalized interest	(1,779)	(2,718)	(2,157)	(2,531)	(848)	(429)	—
Add:
Fixed charges	14,946	17,253	19,444	22,398	25,122	5,952	7,262
Amortization of capitalized interest	94	164	322	1,499	1,351	146	149
Adjusted earnings	$60,736	$37,511	$74,444	$85,791	$160,875	$9,052	$13,352

Fixed charges:
Interest expense and capitalized interest	$7, 393	$8,748	$6,989	$6,863	$7,350	$1,797	$2,902
Amortization of deferred financing costs	427	353	354	506	531	121	164
Rent expense representative of interest	7,126	8,152	12,101	15,029	17,241	4,034	4,196
Total fixed charges	$14,946	$17,253	$19,444	$22,398	$25,122	$5,952	$7,262

Ratio of earnings to fixed charges	4.06	2.17	3.83	3.83	6.40	1.52	1.84